UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2010

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Announces Record Quarterly Financial Results for the Third Quarter of 2010”.

This report on Form 6-Kis hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2010	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Company Press Release

NOVA ANNOUNCES RECORD QUARTERLY FINANCIAL RESULTS
FOR THE THIRD QUARTER OF 2010

Record bookings reflect strong business momentum across all product lines
Accelerating standalone customer penetration further strengthens market position and outlook

Rehovot, Israel - November 2, 2010 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2010 third quarter financial results.

Highlights for the Third Quarter of 2010

•	Record revenues of $24.2 million

•	Record gross margins of 56%

•	Record net income of $7.3 million, or $0.27 per diluted share; net margin of 30%

•	$7.9 million positive operating cash flow; strong balance sheet with cash reserves of $54.8 million

Management Comments

“Q3 was another excellent quarter, with record performance achieved in all aspects of our business”, said Gabi Seligsohn, President and CEO of Nova. “During the quarter we also continued to execute on our strategy of expanding our customer base with the stand alone metrology product line, adding two new foundry customers and one new memory customer. We expect to recognize most of the related revenues at the beginning of 2011.”

“On the integrated metrology front, we continued to enjoy record business volumes with many fabs ordering and installing dozens of tools per fab. Given the significant challenges experienced in design rule shrink in all our served markets, the extent by which integrated metrology is being deployed is the highest it has ever been. Meanwhile, we successfully started the proliferation of our latest integrated metrology product, the Nova i500, and continued the delivery of the Nova T500 stand alone tool. We believe that the combination of new products and the recent customer design wins will support further growth in the future.”

2010 Fourth Quarter and Annual Guidance

For the fourth quarter of 2010, management expects revenues of $24.5-$26 million, with net profitability of 26%-29%.

In terms of the company’s existing 2010 annual guidance, of revenues of $78-$85 million and net profitability of 21%-24%, management expects to reach or slightly exceed the top-end of this guidance.

2010 Third Quarter Results

Total revenues for the third quarter of 2010 were $24.2 million, an increase of 112% relative to the third quarter of 2009, and an increase of 25% relative to the second quarter of 2010.

Gross margin for the third quarter of 2010 was 56%, compared with 48% in the third quarter of 2009, and 54% in the second quarter of 2010.

Operating expenses in the third quarter of 2010 were $6.4 million, compared with $4.0 million in the third quarter of 2009, and $5.8 million in the second quarter of 2010.

The company reported net income of $7.3 million, or $0.27 per diluted share, in the third quarter of 2010. This compares to a net income of $1.7 million, or $0.08 per share, in the third quarter of 2009, and a net income of $4.7 million, or $0.18 per diluted share, in the second quarter of 2010.

The company generated $7.9 million in cash from operating activities during the third quarter of 2010, and total cash reserves at the end of the third quarter of 2010 were $54.8 million.

The Company will host a conference call today, November 2, 2010, at 10:00am ET. To participate, please dial in the US: 1 866 850 2201; in Israel: 03 721 9510 or internationally: +1 212 444 0482. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call. In addition, a presentation to accompany the conference call will be available together with a live webcast of the conference call. This will be accessible from a link on Nova’s website at www.nova.co.il.

About Nova

Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: our dependency on two integrated process control product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations;  and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 26, 2010. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

 (Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of September 30,	As of December 31,
	2010	2009

CURRENT ASSETS
Cash and cash equivalents	10,977	9,861
Short-term interest-bearing bank deposits	43,228	8,607
Trade accounts receivable	12,523	11,545
Inventories	10,041	3,949
Other current assets	3,088	1,728
	79,857	35,690
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	570	561
Other Long-term assets	167	142
Severance pay funds	2,525	2,368
	3,262	3,071

FIXED ASSETS, NET	2,422	2,163

Total assets	85,541	40,924

CURRENT LIABILITIES
Trade accounts payable	8,644	3,715
Deferred income	5,115	1,671
Other current liabilities	6,801	5,237
	20,560	10,623

LONG-TERM LIABILITIES
Liability for employee severance pay	3,478	3,168
Deferred income	1,502	183
Other long-term liability	26	35
	5,006	3,386

SHAREHOLDERS' EQUITY	59,975	26,915

Total liabilities and shareholders' equity	85,541	40,924

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	September 30, 2010	June 30, 2010	September 30, 2009

REVENUES
Product sales	20,350	15,889	8,717
Services	3,860	3,551	2,677
	24,210	19,440	11,394

COST OF REVENUES
Products	8,182	6,554	3,699
Services	2,542	2,452	2,191
	10,724	9,006	5,890

GROSS PROFIT	13,486	10,434	5,504

OPERATING EXPENSES
Research & Development expenses, net	2,783	2,828	1,850
Sales & Marketing expenses	2,810	2,242	1,523
General & Administration expenses	795	679	594
	6,388	5,749	3,967

OPERATING PROFIT	7,098	4,685	1,537

Interest income, net	176	24	153

NET INCOME FOR THE PERIOD	7,274	4,709	1,690

Net income per share:
Basic	0.29	0.19	0.09
Diluted	0.27	0.18	0.08

Shares used for calculation of net income per share:
Basic	25,008	24,808	19,417
Diluted	26,478	26,406	19,942

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine-months ended
	September 30, 2010	September 30, 2009

REVENUES
Product sales	49,140	16,993
Services	10,491	7,085
	59,631	24,078

COST OF REVENUES
Product sales	20,214	7,333
Services	7,383	6,554
	27,597	13,887

GROSS PROFIT	32,034	10,191

OPERATING EXPENSES
Research & Development expenses, net	8,165	4,816
Sales & Marketing expenses	7,248	3,989
General & Administration expenses	2,125	1,581
	17,538	10,386

OPERATING PROFIT (LOSS)	14,496	(195)

INTEREST INCOME, NET	186	132

NET INCOME (LOSS) FOR THE PERIOD	14,682	(63)

Net income (loss) per share:
Basic	0.61	(0.00)
Diluted	0.57

Shares used for calculation of net income (loss) per share:
Basic	24,182	19,391
Diluted	25,540

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	September 30, 2010	June 30, 2010	September 30, 2009
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	7,274	4,709	1,690
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	354	323	311
Amortization of deferred stock-based compensation	215	122	130
Increase (decrease) in liability for employee termination benefits, net	(10)	105	(2)

Net recognized gains on investments	--	--	4
Decrease (increase) in trade accounts receivables	(1,670)	67	(622)
Decrease (increase) in inventories	(2,065)	(1,855)	790
Decrease (Increase) in other short and long term assets	(776)	(388)	45
Increase (decrease) in trade accounts payables	2,095	289	(662)
Increase in other current and long-term liabilities	1,738	1,130	1,039
Increase (decrease) in short and long term deferred income	746	1,769	(857)
Net cash from operating activities	7,901	6,271	1,866

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(3,934)	(10,701)	--
Proceeds from long-term interest-bearing bank deposits	--	--	4,595
Investments in long-term deposits	--	--	(2)
Additions to fixed assets	(453)	(307)	(72)
Net cash from (used in) investment activities	(4,387)	(11,008)	4,521

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	625	51	--
Shares issued in public offering	--	--	142
Net cash from financing activities	625	51	142

Increase (decrease) in cash and cash equivalents	4,139	(4,686)	6,529
Cash and cash equivalents – beginning of period	6,838	11,524	9,017
Cash and cash equivalents – end of period	10,977	6,838	15,546

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine months ended
	September 30, 2010	September 30, 2009
CASH FLOW – OPERATING ACTIVITIES

Net income (loss) for the period	14,682	(63)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	1,001	907
Amortization of deferred stock-based compensation	453	336
Increase in liability for employee termination benefits, net	143	28

Increase in trade accounts receivables	(978)	(2,819)
Decrease (increase) in inventories	(6,187)	1,946
Decrease (increase) in other current and long term assets	(1,423)	134
Increase (decrease) in trade accounts payables and other long term liabilities	4,929	(1,964)
Increase (decrease) in current liabilities	1,762	(600)
Increase (decrease) in short and long term deferred income	4,763	(1,795)
Net cash from (used in) operating activities	19,145	(3,890)

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(34,621)	50
Proceeds from (investment in) long-term deposits	(9)	19
Additions to fixed assets	(1,165)	(100)
Net cash used in investment activities	(35,795)	(31)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	798	142
Shares issued in public offering	16,968	--
Net cash from financing activities	17,766	142

Increase (decrease) in cash and cash equivalents	1,116	(3,779)
Cash and cash equivalents – beginning of period	9,861	19,325
Cash and cash equivalents – end of period	10,977	15,546